UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-40405

JIUZI HOLDINGS INC.

No.168 Qianjiang Nongchang Gengwen Road, 15th Floor

Economic and Technological Development Zone

Xiaoshan District, Hangzhou City

Zhejiang Province 310000

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

In this report, as used herein, and unless the context suggests otherwise, the terms “Jiuzi,” “Company,” “we,” “us” or “ours” refer to the combined business of Jiuzi Holdings Inc., its subsidiaries and other consolidated entities. “NEVs” refers to new energy vehicles. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States, and references to “Renminbi” and “RMB” are to the legal currency of China. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited consolidated financial statements and the related notes included elsewhere in this report on Form 6-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K.

Results of Operations

For the six months ended April 30, 2022 and 2021

The tables in the following discussion summarize our consolidated statements of operations for the periods indicated. This information should be read together with our consolidated financial statements included elsewhere in this press release. The operating results in any period are not necessarily of the results that may be expected for any future period.

	For six months ended
	April 30,		Changes
	2022	2021	Amount	%
Net revenue	$4,109,736	$4,609,353	$-499,617	-10.84%
Cost of revenue	3,641,309	1,486,613	2,154,696	144.94%
Gross profit	468,427	3,122,740	-2,654,313	-85%
Selling, general and administrative expenses	6,528,418	1,312,510	5,215,908	397.40%
Income from operations	-6,059,991	1,810,230	-7,870,221	-434.76%
Interest income (expense), net	-454,152	357	-454,509	-127,313.45%
Other income (expense), net	1,391,065	-53,407	1,444,472	-2,704.65%
Income before income tax provision	-5,123,078	1,757,180	-6,880,258	-391.55%
Provision for income taxes	127,661	445,726	-318,065	-71.36%
Net income	-5,250,739	1,311,454	-6,562,193	-500.38%

Net Revenue

The following table lists the calculation methods of gross profit and gross profit margin of each type of revenue:

	For the six months ended April 30,		Changes
	2022	2021	Amount	%
New energy vehicle sales
Net revenue	$3,208,591	22,230	3,186,361	14,333.61%
Cost of revenue	3,186,391	5,613	3,180,778	56,668.06%
Gross profit	$22,200	16,617	5,583	33.60%
Gross profit margin	0.69%	74.75%	-74.06%	-99.08%

Franchise initial fees
Net revenue	$901,145	4,587,123	-3,685,978	-80.35%
Cost of revenue	454,918	1,481,000	-1,026,082	-69.28%
Gross profit	$446,227	3,106,123	-2,659,896	-85.63%
Gross profit margin	49.52%	67.71%	-18.19%	-26.86%

Franchisees’ royalties
Net revenue	$-	-	-	-
Cost of revenue	-	-	-	-
Gross profit	$-	-	-	-
Gross profit margin

Total
Net revenue	$4,109,736	4,609,353	-499,617	-10.84%
Cost of revenue	3,641,309	1,486,613	2,154,696	144.94%
Gross profit	$468,427	3,122,740	-2,654,313	-85.00%
Gross profit margin	11.40%	67.75%	-56.35%	-83.17%

Our net revenues were $4,109,736 for the six months ended April 30, 2022 as compared to $4,609,353 in 2021, a decrease of $499,617 or 10.84%. The decrease is mainly due to the re-outbreak of the pandemic in China and the increase in the procurement cost of new energy vehicles.

New Energy Vehicle (NEV) sales

Our NEVs sales include the sales of NEVs in our Shangli store and sales of NEVs to our franchisees. For the six months ended April 30, 2022, our NEVs sales increased by $3,186,361 or 14,333.61%, from $22,230 for the six months ended April 30, 2021 to $3,208,591 for the six months ended April 30, 2022.

The growth is mainly due to the gradual enrichment of new energy vehicle brands and the increase in sales of franchisees, which leads to the increase in sales of new energy vehicles

Cost of revenue was $3,186,391 for the six months ended April 30, 2022, an increase of $3,180,778 or 56668.06%, from $5613 for the six months ended April 30, 2021 which resulted from the increase in sales for the period.

Gross profit and gross profit margin were $22,200 and 0.69% for the six months ended April 30, 2022 as compared to $16,617 and 74.75% for the same period in 2021, respectively. Due to the increase of procurement cost, the gross profit rate decreased.

Franchisees initial fees

The initial franchise fee revenue decreased by $3,685,978or 80.35%, from $4,587,123 for the six months ended April 30, 2021 to $901,145 for the six months ended April 30, 2022. As of April 30, 2022 and 2021, we have entered into franchise agreements with 69 and 37 franchisees, respectively. Through our new business strategy, some of introduced franchisees are zero-franchise fee but in exchange they are required NEV-sales objective. The decline is mainly due to the re outbreak of the pandemic in China. People's interest in investment and consumption has generally declined, and our market development work has been hindered by the epidemic.

Cost of revenue was $454,918 for the six months ended April 30, 2022, a decrease of $1,026,082 or 69.28%, from $1,481,000 for the six months ended April 30, 2021.

Gross profit and gross profit margin were $446,227 and,49.52% for the six months ended April 30, 2022 as compared to $3,106,123 and 67.71% for the same period in 2021, respectively. The decrease was mainly due to a decrease in revenue and fixed cost per franchisee.

Franchisees’ royalties

We may collect royalties based on 10% of net incomes from our franchisees. As of April 30, 2022, we did not generate any revenues through franchisees’ royalties as our franchisees have yet to generate net income for the period. The revenues from our franchisees are dependent on the sales of the NEVs which were still small as they mostly just started operation in these two years and comparably large expenses such as administrative and overhead expenses. Due to COVID-19, the franchisees temporally closed their stores and the revenues decreased significantly in the first half of 2022. Even though the franchise stores are currently re-opened for business, the franchisees still face obstacles in increasing their sales and achieving NEV sources, the situation may continue until they generate revenues and cross the break-even point in future.

Selling, General and Administrative Expenses

We incurred selling, general and administrative expenses of $6,528,418 for the six months ended April 30, 2022, as compared to $1,312,510 for the six months ended April 30, 2021, an increase of $5,215,908, or 397.40%. This increase is due to the provision for credit losses.in our receivables.

Interest Expenses

Interest charges and bank charges are mainly from bank transfer charges and deposit interest offset. Interest expense as of April 30, 2022 and 2021 was approximately $ -457,466 and $ -357, respectively.

Provision for Income Taxes

Provision for income tax was $127,661 during the six months ended April 30, 2022, a decrease of $318,065 or 71.36%, as compared to $445,726 for the six months ended April 30, 2021. Under the Income Tax Laws of the PRC, companies are generally subject to income tax at a rate of 25%. The decrease in provision for income taxes was mainly due to the decrease in income before income tax provision which was $5,123,078. for the six months ended April 30, 2022 as compared to $1,757,180 for the six months ended April 30, 2021.

Net Income

Our net income decreased by 6,562,193 $ or 500.38%, to $ -5,250,739 for the six months ended April 30, 2022, from $1,311,454 for the six months ended April 30, 2021. Such change was the result of the combination of the changes as discussed above.

Liquidity and Capital Resources

For the six months ended April 30, 2022 and 2021

As of April 30, 2022, we had $5,950,372 in cash and equivalent. The Company’s working capital and other capital needs mainly come from shareholders’ equity contribution and operating cash flow. Cash is needed to pay for inventory, wages, sales expenses, rent, income taxes, other operating expenses, and purchases to service debts.

Although the Company’s management believes that cash generated from operations will be sufficient to meet the Company’s normal working capital requirements, its ability to service its current debt will depend on its future realization of its current assets for at least the next 12 months. Management took into account historical experience, the economy, trends in the automotive industry, the collectability of accounts receivable as of April 30, 2022, and the realization of inventory. Based on these considerations, the Company’s management believes that the Company has sufficient funds to meet its working capital requirements and debt obligations, as they will be due at least 12 months from the date of financial reporting. However, there is no guarantee that management’s plan will succeed. There are a number of factors that can arise and cause the company’s plans to fall short, such as demand for NEVs, economic conditions, competitive pricing in the industry, and the continued support of banks and suppliers. If future cash flow from operations and other capital resources are insufficient to meet its liquidity needs, the Company may be forced to reduce or delay its anticipated expanding plans, sell assets, acquire additional debt or equity capital, or refinance all or part of its debt.

The following table summarizes the company’s cash flow data as of April 30, 2022 and April 30, 2021:

	For the six months ended April 30,
	2022	2021
Net cash used in operating activities	$4,295,043	$132,848
Net cash used in investing activities	946,930	1,742
Net cash provided by (used in) financing activities	4,224,203	(23,749)
Effect of exchange rate on cash	(404,753)	59,718
Net decrease in cash and cash equivalents	$1,017,770	$158,339

Operating Activities

Net cash used in operating activities consists primarily of net income adjusted for non-cash items, including depreciation and amortization, accounts receivable and contractual liabilities, and is adjusted for the impact of changes in working capital. Net cash used in operations as of April 30, 2022 was approximately $4,295,043, representing an increase of $4,162,195, compared to net cash used in operating activities of $132,848 for the six months ended April 30, 2021.

Investing Activities

Net cash used in investing activities was approximately $946,930 for the six months ended April 30, 2022, an increase of $945,188, as compared to $1,742 net cash used in investing activities for the six months ended April 30, 2021. The increase in cash used was due to Short-term investment in high liquidity and low risk.

Financing Activities

Net cash provided by financing activities was approximately $4,224,203 for the six months ended April 30, 2022, an increase of $4,247,952, or 17886.87%, as compared to net cash provided by $-23,749 for the six months ended April 30, 2021. The increase in cash provided by financing activities was due to proceeds from convertible debenture.

Subsequent Event

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. Subsequent to the date the financial statements were available to be issued. There was no subsequent event that would require disclosure to or adjustment to the financial statements.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission.  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Jiuzi Holdings, Inc.

Consolidated Balance Sheets

As of April 30, 2022 and October 31, 2021

(Unaudited)

	April 30,	October 31,
	2022	2021
ASSETS
Current Assets
Cash and cash equivalents	5,950,372	7,372,895
Short-term investment	2,050,390	1,180,772
Accounts receivable	6,355	6,566
Accounts receivable – related party	467,560	529,407
Due from related parties	343,242	367,549
Inventories	416,382	266,106
Advances to suppliers	3,980,162	1,594,278
Loans receivable from related parties, net	8,301,983	9,673,893
Other receivables and other current assets	1,764,771	1,228,738
Total current assets	23,281,217	22,220,204
Non-current Assets
Property, plant and equipment, net	321,280	373,108
Intangible assets, net	16,345	18,053
Other non-current assets	481,744	558,702
Operating lease right of use asset	741,035	846,200
Loans receivable from related parties, net	2,680,431	4,136,657
Total non-current assets	4,240,835	5,932,720
TOTAL ASSETS	27,522,052	28,152,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accruals and other payables	1,995,698	595,364
Accounts payable – related party	40,070	44,366
Accounts payable	-	15,695
Convertible debenture	4,191,336	-
Taxes payable	3,104,610	2,923,987
Operating lease liabilities - current	161,628	163,148
Contract liability	108,092	114,916
Contract liability – related party	63,710	164,804
Total current liabilites	9,665,144	4,022,280
Non-current liabilities
Operating lease liabilities - non-current	532,423	537,432
Deferred income	1,094,570	1,263,840
Total non-current assets	1,626,993	1,801,272
TOTAL LIABILITIES	11,292,137	5,823,552

COMMITMENTS AND CONTINGENCIES	-	-

Shareholders’ equity
Ordinary shares (150,000,000 shares authorized, par value $0.001, 21,426,844 shares issued and outstanding as of April 30, 2022 and October 31, 2021, respectively)*	21,427	21,427
Additional paid in capital	13,150,667	13,150,667
Statutory reserve	891,439	891,439
Retained earnings	2,216,307	7,459,539
Accumulated other comprehensive loss	(213,270)	541,615
Total equity attributable to Jiuzi	16,066,570	22,064,687
Equity attributable to noncontrolling interests	163,345	264,685
Total Stockholders’ equity	16,229,915	22,329,372
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	27,522,052	28,152,924

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Income and Comprehensive Income

For the three and six months ended April 30, 2022 and 2021

(Unaudited)

	For the Six Months ended	For the Six Months ended
	April 30,	April 30,
	2022	2021
Revenues, net	3,574,697	22,230
Revenues – related party, net	535,039	4,587,123
Total Revenues	4,109,736	4,609,353

Cost of revenues	2,816,572	41,375
Cost of revenues – related party	824,737	1,445,238
Total cost of revenues	3,641,309	1,486,613

Gross profit	468,427	3,122,740

Selling and marketing expense	3,005	11,886
General and administrative expenses	6,525,413	1,300,624
Operating income (loss)	(6,059,991)	1,810,230

Non-operating income (expense) items:
Other income (expense), net	1,391,065	(53,407)
Interest income	1,657	357
Interest expense	(455,809)	-
	936,913	(53,050)

Earnings (Loss) before tax	(5,123,078)	1,757,180

Income tax	127,661	445,726

Net income (loss)	(5,250,739)	1,311,454
Less: loss attributable to non-controlling interest	(7,507)	(12,605)
Net income (loss) attributable to Jiuzi	(5,243,232)	1,324,059

Earnings (Loss) per share
Basic	(0.24)	0.09
Diluted	(0.24)	0.09

* Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis
Basic	21,426,844	15,000,000
Diluted	21,426,844	15,000,000

Net income (loss)	(5,250,739)	1,311,454

Other comprehensive income (loss):
Foreign currency translation (loss) income	(752,728)	321,708
Total comprehensive income (loss)	(6,003,467)	1,633,162

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Changes in Shareholders’ Equity

For the three and six months ended April 30, 2022 and 2021

(Unaudited)

						Accumulated	Equity
	Ordinary shares*,**		Additional			Other	attributable	Non-
	No. of	Par	Paid in	Statutory	Retained	Comprehensive	to	Controlling	Total
	Shares	Value	Capital	Reserves	Earnings	Income	Jiuzi	interest	Equity

Balance, October 31, 2020	15,000,000	15,000	308,939	690,624	6,846,609	(60,426)	7,800,746	414,430	8,215,176
(Distribution) / Contribution in capital	-	-	38,338	-	-	-	38,338	-	38,338
Net income	-	-	-	-	1,324,059	-	1,324,059	(12,650)	1,311,454
Appropriations to statutory reserves	-	-	-	47,448	(47,448)	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	317,857	317,857	3,851	321,708
Balance, April 30, 2021	15,000,000	15,000	347,277	738,072	8,123,220	257,431	9,481,000	405,676	9,886,676

Balance, October 31, 2021	21,426,844	21,427	13,150,667	897,439	7,459,539	541,615	22,064,687	264,685	22,329,372
(Distribution)/Contribution in capital	-	-	-	-	-	-	-	(95,990)	(95,990)
Net income	-	-	-	-	(5,243,232)	-	(5,243,232)	(7,507)	(5,250,739)
Appropriations to statutory reserves	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(754,885)	(754,885)	2,157	(752,728)
Balance, April 30, 2022	21,426,844	21,427	13,150,667	891,439	2,216,307	(213,270)	16,066,570	163,345	16,229,915

*	Giving retroactive effect for the Share Subdivision and 2-for-1 stock dividend on post-Share Subdivision basis

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Consolidated Statements of Cash Flows

For the years ended April 30, 2022 and 2021

	For the Six Months ended	For the Six Months ended
	April 30,	April 30,
	2022	2021
Cash flows from operating activities
Net income	(5,250,739)	1,311,454
Depreciation and amortization	44,178	18,887
Provision/(Recovery) for doubtful accounts	764	(7,894)
Amortazation of operating lease ROU assets	80,727
Provision for credit losses	3,846,415	274,403
Deferred income tax	-
Imputed interest expense	183,557	493,933
Loss from disposal of assets	-
Changes in assets and liabilities	-
(Increase) decrease in accounts receivable	-	-
(Increase) decrease in accounts receivable – related party	45,657	685,203
(Increase) decrease in inventories	(164,248)	24,972
Increase in loans to related parties	(1,379,033)	(4,168,893)
(Increase) decrease in other assets	(3,054,582)	425,315
(Decrease) increase in accrued and other liabilities	1,468,078	380,048
Decrease in account payable	(15,713)	20,559
Iincrease in accounts payable – related party	(2,973)	(64,497)
Increase in taxes payable	283,725	688,054
(Decrease) increase in contract liability	(3,249)	(29,737)
(Decrease) increase in contract liability – related party	(99,098)	(184,655)
(Decrease) increase in operating leasae liabilites	(16,466)
(Decrease) increase in other non-current liabilites	(262,043)
Net cash generated by (used in) operating activities	(4,295,043)	(132,848)

Cash flows from investing activities
Purchase of fixed assets	(8,362)	(1,742)
Purchase of intangible assets	-
Acquisition of investment	(938,568)	-
Disposal of fixed assets
Refund of security deposits		-
Net cash generated by (used in) investing activities	(946,930)	(1,742)

Cash flows from financing activities
Proceeds from owner’s injection of capital	32,867	38,338
Proceeds from convertible debenture	4,191,336	-
Proceeds from (Repayment to) related party	-	(62,087)
Net cash provided by (used in) financing activities	4,224,203	(23,749)

Net increase (decrease) of cash and cash equivalents	(1,017,770)	(158,339)

Effect of foreign currency translation on cash and cash equivalents	(404,753)	59,718
Cash, cash equivalents, and restricted cash – beginning of period	7,372,895	764,492
Cash, cash equivalents, and restricted cash – end of period	$5,950,372	$665,871

Supplementary cash flow information:
Interest received	$-	$-
Interest paid	$-	$-
Income taxes paid	$-	$-

See accompanying notes to financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 1 – ORGANIZATION AND BASIS OF PRESENTATION

Jiuzi Holdings, Inc. (“Company” or “Jiuzi”) was incorporated in the Cayman Islands on October 10, 2019. The Company in an investment holding company; its primary operations are conducted through subsidiaries and variable interest entities as described below.

Jiuzi (HK) Limited (“Jiuzi HK”) was incorporated in Hong Kong on October 25, 2019. It is wholly owned subsidiary of the Company.

Zhejiang Navalant New Energy Automobile Co., Ltd. (“Jiuzi WFOE”) was incorporated on June 5, 2020 as wholly foreign owned entity in the People’s Republic of China (“PRC”). Jiuzi WFOE is a wholly owned subsidiary of Jiuzi HK.

Zhejiang Jiuzi (“Zhejiang Jiuzi”) was incorporated on May 26, 2017 in the PRC. Zhejiang Jiuzi’s scope of business includes the sale of new energy vehicles (“NEVs”) and NEV components and parts, and the related development of products and services for the NEV industry. Zhejiang Jiuzi generates revenues by both selling NEVs and NEV components and parts to Jiuzi branded licensed NEV dealerships, and by rendering professional services to new Jiuzi NEV dealerships, such as initial setup, NEV product procurement services, and specialized marketing campaigns. The Zhejiang Jiuzi also provides short term financing solutions to the new Jiuzi NEV dealerships for the procurement of NEVs.

Shangli Jiuzi was incorporated on May 10, 2018 in the PRC. Its scope of business is similar to Zhejiang Jiuzi. Zhejiang Jiuzi owns 59.0% equity interest in Shangli Jiuzi, and the remaining 41% equity interest is owned by unrelated third-party investors; as such Shangli Jiuzi is accounted as a subsidiary of Zhejiang Jiuzi.

Hangzhou Zhitongche Technology Co., Ltd. (“Hangzhou Zhitongche”) was incorporated on February 2, 2018 in the PRC. The company is providing technical services, technical development, technical consulting and trading for new energy for motor vehicle and its accessories. Zhitongche is a wholly owned subsidiary of Zhejiang Jiuzi.

Zhejiang Jiuzi New Energy Network Technology Co., Ltd was incorporated on July 1, 2021 in PRC. Its scope of business includes software outsourcing services; industrial internet data services; network and information security software development; artificial intelligence application software development; Internet of Things technology research and development; internet security services; information system operation and maintenance services; artificial intelligence basic software development; cloud computing equipment technical services; research and development of robots (except for projects subject to approval according to law, business activities are carried out independently according to law with business licenses). Zhejiang Jiuzi owns 100% equity interest in Zhejiang Jiuzi Xinneng Network Technology Co., Ltd.

Guangxi Nanning Zhitongche New Energy Technology Co., Ltd was incorporated on December 31, 2021 in PRC. Its scope of business includes technical service, development and consultation; sales of electrical accessories for new energy vehicles; automobiles new car sales; business agency services; motor vehicle charging sales; sales of new energy prime movers; R&D of emerging energy technologies; car trailers, assistance, and clearance services; auto parts wholesale; auto parts retail; sales agency; domestic trade agency; import and export agency. Hangzhou Zhitongche owns 90% equity interest in Guangxi Nanning Zhitongche New Energy Technology Co., Ltd, and the remaining 10% equity interest is owned by unrelated third-party investor; as such Guangxi Nanning Zhitongche New Energy Technology Co., Ltd is accounted as a subsidiary of Zhejiang Jiuzi.

Hangzhou Jiuyao New Energy Automobile Technology Co. Ltd. was incorporated on January 24, 2022 in PRC. Its scope of business includes technical service, technology development, technical consultation and promotion, as well as sales of automobiles and new energy vehicles, and sales of electrical accessories and accessories for new energy vehicles. Hangzhou Jiuyao is 51% owned by Hangzhou Zhitongche, as such Hangzhou Jiuyao is accounted as a subsidiary of Zhejiang Jiuzi.; the remaining 49% equity interest is owned by unrelated third-party investors.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Contractual Arrangements between Jiuzi WFOE and Zhejiang Jiuzi

Due to PRC legal restrictions on foreign ownership, the Company and its subsidiaries do not own any direct equity interest in Zhejiang Jiuzi. Instead, the Company and its subsidiaries control and receive the economic benefits of Zhejiang Jiuzi’s business operation through a series of contractual arrangements.

Jiuzi WFOE, Zhejiang Jiuzi and the Zhejiang Jiuzi Shareholders entered into a series of contractual arrangements, 1) Exclusive Option Agreement, 2) Exclusive Business Cooperation Agreement, and 3) Share Pledge Agreement, known as VIE Agreements, on June 15, 2020. The VIE agreements are designed to provide Jiuzi WFOE with the power, rights and obligations equivalent in all material respects to those it would possess as the sole equity holder of Zhejiang Jiuzi, including absolute control rights and the rights to the assets, property and revenue of Zhejiang Jiuzi.

Each of the VIE Agreements is described in detail below:

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Zhejiang Jiuzi Shareholders irrevocably granted Jiuzi WFOE (or its designee) an exclusive right to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, a portion or whole of the equity interests or assets in Zhejiang Jiuzi held by the Zhejiang Jiuzi Shareholders. The purchase price is RMB 10 and subject to any appraisal or restrictions required by applicable PRC laws and regulations.

The agreement takes effect upon parties signing the agreement, and remains effective for 10 years, extendable upon Jiuzi WFOE or its designee’s discretion.

Exclusive Business Cooperation Agreement

Pursuant to the Exclusive Business Cooperation Agreement between Zhejiang Jiuzi and Jiuzi WFOE, Jiuzi WFOE provides Zhejiang Jiuzi with technical support, consulting services and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, business management and information. For services rendered to Zhejiang Jiuzi by Jiuzi WFOE under this agreement, Jiuzi WFOE is entitled to collect a service fee that shall be calculated based upon service hours and multiple hourly rates provided by Jiuzi WFOE. The service fee should approximately equal to Zhejiang Jiuzi’s net profit.

The Exclusive Business Cooperation Agreement shall remain in effect for ten years unless earlier terminated upon written confirmation from both Jiuzi WFOE and Zhejiang Jiuzi before expiration. Otherwise, this agreement can only be extended by Jiuzi WFOE and Zhejiang Jiuzi does not have the right to terminate the agreement unilaterally.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Share Pledge Agreement

Under the Share Pledge Agreement between Jiuzi WFOE and certain shareholders of Zhejiang Jiuzi together holding 1,000,000 shares, or 100% of the equity interests, of Zhejiang Jiuzi (“Zhejiang Jiuzi Shareholders”), the Zhejiang Jiuzi Shareholders pledged all of their equity interests in Zhejiang Jiuzi to Jiuzi WFOE to guarantee the performance of Zhejiang Jiuzi’s obligations under the Exclusive Business Cooperation Agreement. Under the terms of the Share Pledge Agreement, in the event that Zhejiang Jiuzi breaches its contractual obligations under the Exclusive Business Cooperation Agreement, Jiuzi WFOE, as pledgee, will be entitled to certain rights, including, but not limited to, the right to dispose of dividends generated by the pledged equity interests. The Zhejiang Jiuzi Shareholders also agreed that upon occurrence of any event of default, as set forth in the Share Pledge Agreement, Jiuzi WFOE is entitled to dispose of the pledged equity interest in accordance with applicable PRC laws. The Zhejiang Jiuzi Shareholders further agree not to dispose of the pledged equity interests or take any actions that would prejudice Jiuzi WFOE’s interest.

The Share Pledge Agreement shall be effective until the full payment of the service fees under the Business Cooperation Agreement has been made and upon termination of Zhejiang Jiuzi’s obligations under the Business Cooperation Agreement.

The purposes of the Share Pledge Agreement are to (1) guarantee the performance of Zhejiang Jiuzi’s obligations under the Exclusive Business Cooperation Agreement, (2) ensure the shareholders of Zhejiang Jiuzi do not transfer or assign the pledged equity interests, or create or allow any encumbrance that would prejudice Jiuzi WFOE’s interests without Jiuzi WFOE’s prior written consent and (3) provide Jiuzi WFOE control over Zhejiang Jiuzi.

The Company has concluded that the Company is the primary beneficiary of Zhejiang Jiuzi and its subsidiaries, and should consolidate financial statements. The Company is the primary beneficiary based on the VIE Agreements that each equity holder of Zhejiang Jiuzi pledged their rights as a shareholder of Zhejiang Jiuzi to Jiuzi WFOE. These rights include, but are not limited to, voting on all matters of Zhejiang Jiuzi requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Zhejiang Jiuzi, oversee and review Zhejiang Jiuzi’s operation and financial information. As such, the Company, through Jiuzi WFOE, is deemed to hold all of the voting equity interest in Zhejiang Jiuzi and its subsidiaries.

For the periods presented, the Company has not provided any financial or other support to either Zhejiang Jiuzi or its subsidiaries. However, pursuant to the Exclusive Business Cooperation Agreement, the Company may provide complete technical support, consulting services and other services during the term of the VIE agreements. Though not explicit in the VIE agreements, the Company may provide financial support to Zhejiang Jiuzi and its subsidiaries to meet its working capital requirements and capitalization purposes. The terms of the VIE Agreements and the Company’s plan of financial support to the VIEs were considered in determining that the Company is the primary beneficiary of the VIEs. Accordingly, the financial statements of the VIEs are consolidated in the Company’s consolidated financial statements.

Based on the foregoing VIE Agreements, Jiuzi WFOE has effective control of Zhejiang Jiuzi and its subsidiaries, which enables Jiuzi WFOE to receive all of their expected residual returns and absorb the expected losses of the VIE and its subsidiaries. Accordingly, the Company consolidates the accounts of Zhejiang Jiuzi and its subsidiaries for the periods presented herein, in accordance with Accounting Standards Codification, or ASC, 810-10, Consolidation.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiary. Significant inter-company transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. Actual results and outcomes may differ from management’s estimates and assumptions. In particular, the novel coronavirus (“COVID-19”) pandemic and the resulting adverse impacts to global economic conditions, as well as our operations, may impact future estimates including, but not limited to, our allowance for loan losses, inventory valuations, fair value measurements, asset impairment charges and discount rate assumptions. Certain prior year amounts have been reclassified to conform to the current year’s presentation. Amounts and percentages may not total due to rounding.

Functional and presentation currency

The functional currency of the Company is the currency of the primary economic environment in which the Company operates which is Chinese Yuan (“RMB”).

Transactions in currencies other than the entity’s functional currency are recorded at the rates of exchange prevailing on the date of the transaction. At the end of each reporting period, monetary items denominated in foreign currencies are translated at the rates prevailing at the end of the reporting periods. Exchange differences arising on the settlement of monetary items and on translation of monetary items at period-end are included in income statement of the period.

For the purpose of presenting these financial statements, the Company’s assets and liabilities are expressed in US$ at the exchange rate on the balance sheet date, stockholder’s equity accounts are translated at historical rates, and income and expense items are translated at the weighted average exchange rate during the period. The resulting translation adjustments are reported under accumulated other comprehensive income in the stockholder’s equity section of the balance sheets.

Exchange rate used for the translation as follows:

US$ to RMB

	Period End	Average
April 30, 2022	6.6085	6.3894
April 30, 2021	6.4741	6.5209
October 31, 2021	6.3968	6.4242
October 31, 2020	6.6925	6.4164

Fair Values of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

●	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value.

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Related parties

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash and Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are recorded at the net value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for doubtful accounts. When collection of the original invoice amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for doubtful accounts.

Short-term investments

Short-term investments consist primarily of investments in fixed deposits with original maturities between three months and one year and certain investments in wealth management products and other investments that the Company has the intention to redeem within one year. As of April 30, 2022 and October 31, 2021, the investments in bank wealth management and security that were recorded as short-term investments amounted to $2,050,390 and $1,180,772, respectively.

Loans Receivable

Loans receivable are recorded at origination at the fair value less estimates for expected credit losses. Management regularly reviews outstanding accounts and provides an allowance for credit losses. When collection of the original amounts is no longer probable, the Company will either partially or fully write-off the balance against the allowance for credit losses.

Revenue Recognition

In 2014, the FASB issued guidance on revenue recognition (“ASC 606”), with final amendments issued in 2016. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients. The Company has concluded that the new guidance did not require any significant change to its revenue recognition processes.

The Company’s revenues consist of sales of vehicle by the Company’s own corporate retail store to third party customers, sales of vehicle to franchisees as a supplier, and fees from retail stores operated by franchisees. Revenues from franchised stores include initial franchise fees and annual royalties based on a percent of net incomes.

The Company recognizes sales of vehicle revenues at the point in time when the Company has transferred physical possession of the goods to the customer and the customer has accepted the goods, therefore, indicating as control of the goods has been transferred to the customer. The transaction price is determined and allocated to the product prior to the transfer of the goods to the customer.

The initial franchise services include a series of performance obligations and an indefinite license to use the Company’s trademark. The series of performance obligations are specific services and deliverables that are set forth in the agreement and are billed and receivable as delivered and accepted by the franchisee. These services and deliverables may be customized and are not transferable to other third parties.

The royalty revenues are distinct from the initial franchise services. The Company recognizes royalty revenues only when the franchisee has generated positive annual net income, at which point the Company has the contractual right to request for payment of the royalty. The royalty is calculated as a percentage of the franchisees’ annual net income.

The Company estimates potential returns and records such estimates against its gross revenue to arrive at its reported net sales revenue. The Company has not experienced any sales returns.

Inventory

Inventories, which are primarily comprised of finished goods for sale, are stated at the lower of cost or net realizable value, using the first-in first-out method. The Company evaluates the need for reserves associated with obsolete, slow-moving and non-salable inventory by reviewing net realizable values on a periodic basis. Only defects products can be return to our suppliers.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Advertising

The Company expenses advertising costs as incurred and includes it in selling expenses. The Company recorded $220,850 and $nil of advertising and promotional expenses for the six months ended April 30, 2022 and 2021, respectively.

Income Taxes

Income taxes are provided in accordance with ASC No. 740, Accounting for Income Taxes.  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards. Deferred tax expense (benefit) results from the net change during the years of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Earnings (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) attributable to the holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income (loss) per share is calculated by dividing net income (loss) attributable to the holders of ordinary shares as adjusted for the effect of dilutive ordinary share equivalents, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. However, ordinary share equivalents are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

All per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and 2 for 1 stock dividend on post-Share Subdivision basis. See Note 11.

Property and Equipment & Depreciation

Property and equipment are stated at historical cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred. Property and equipment are depreciated on a straight-line basis over the following periods:

Equipment	5 years
Furniture and fixtures	5 years
Motor vehicles	10 years

Intangible Assets & Amortization

Intangible assets are stated at historical cost net of accumulated amortization. Software are amortized on a straight-line basis over the estimated useful life of the software which is 3 years.

Impairment of Long-lived assets

The Company accounts for impairment of property and equipment and amortizable intangible assets in accordance with ASC 360, “Accounting for Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of”, which requires the Company to evaluate a long-lived asset for recoverability when there is event or circumstance that indicate the carrying value of the asset may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset or asset group is not recoverable (when carrying amount exceeds the gross, undiscounted cash flows from use and disposition) and is measured as the excess of the carrying amount over the asset’s (or asset group’s) fair value.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

New Accounting Pronouncements

In February of 2016, the FASB issued Accounting Standards Update No. 2016-02 (ASU 2016-02) “Leases (Topic 842)”. ASU 2016-02 requires a lessee to recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018. Early adoption is permitted.

For finance leases, a lessee is required to do the following:

●	Recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position

●	Recognize interest on the lease liability separately from amortization of the right-of-use asset in the statement of comprehensive income

●	Classify repayments of the principal portion of the lease liability within financing activities and payments of interest on the lease liability and variable lease payments within operating activities in the statement of cash flows.

For operating leases, a lessee is required to do the following:

●	Recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position

●	Recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis

●	Classify all cash payments within operating activities in the statement of cash flows.

In July 2018, the FASB issued Accounting Standards Update No. 2018-11 (ASU 2018-11), which amends ASC 842 so that entities may elect not to recast their comparative periods in transition (the “Comparatives Under 840 Option”). ASU 2018-11 allows entities to change their date of initial application to the beginning of the period of adoption. In doing so, entities would:

●	Apply ASC 840 in the comparative periods.

●	Provide the disclosures required by ASC 840 for all periods that continue to be presented in accordance with ASC 840.

●	Recognize the effects of applying ASC 842 as a cumulative-effect adjustment to retained earnings for the period of adoption.

In addition, the FASB also issued a series of amendments to ASU 2016-02 that address the transition methods available and clarify the guidance for lessor costs and other aspects of the new lease standard.

The management adopted the new standard using the modified retrospective method of adoption. The transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods will not be restated. The adoption of this ASU resulted in the recording of additional lease assets and liabilities each with no effect to opening balance of retained earnings as the Company.

In June 2016, the FASB issued an accounting pronouncement (FASB ASU 2016-13) related to the measurement of credit losses on financial instruments. This pronouncement, along with subsequent ASUs issued to clarify certain provisions of ASU 2016-13, changes the impairment model for most financial assets and will require the use of an “expected loss” model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. In developing the estimate for lifetime expected credit loss, entities must incorporate historical experience, current conditions, and reasonable and supportable forecasts. This pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019.

The management adopted the new standard and estimated the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of such financial asset. ..

In October 2018, the FASB issued an accounting pronouncement (FASB ASU 2018-17) related to related party guidance for variable interest entities. The amendments in this pronouncement are effective for fiscal years beginning after December 15, 2019 and early adoption is permitted. The adoption of this standards did not have a material effect on the consolidated financial statements.

In December 2019, the FASB issued an accounting pronouncement (FASB ASU 2019-12) related to simplifying the accounting for income taxes. The pronouncement is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The adoption of this standards did not have a material effect on the consolidated financial statements.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 3 – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATION MATTERS

On June 15, 2020, Jiuzi WFOE, Zhejiang Jiuzi and the Zhejiang Jiuzi Shareholders. The key terms of these VIE Agreements are summarized in “Note 1 - Organization and Principal Activities” above.

VIE is an entity that has either a total equity investment that is insufficient to permit the entity to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary and must consolidate the VIE. Jiuzi WFOE is deemed to have a controlling financial interest and be the primary beneficiary of Zhejiang Jiuzi and its subsidiaries, because it has both of the following characteristics:

1.	power to direct activities of Zhejiang Jiuzi that most significantly impact its economic performance, and

2.	obligation to absorb losses of the entity that could potentially be significant to Zhejiang Jiuzi or right to receive benefits from the entity that could potentially be significant to Zhejiang Jiuzi.

In addition, as all of these VIE agreements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could further limit the Company’s ability to enforce these VIE agreements. Furthermore, these contracts may not be enforceable in China if PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event the Company is unable to enforce these VIE Agreements, it may not be able to exert effective control over Zhejiang Jiuzi and its ability to conduct its business may be materially and adversely affected.

All of the Company’s main current operations are conducted through Zhejiang Jiuzi and its subsidiaries. Current regulations in China permit Zhejiang Jiuzi to pay dividends to the Company only out of its accumulated distributable profits, if any, determined in accordance with their articles of association and PRC accounting standards and regulations. The ability of Zhejiang Jiuzi to make dividends and other payments to the Company may be restricted by factors including changes in applicable foreign exchange and other laws and regulations.

Risks of variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the VIE Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the VIE Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the VIE Arrangements is remote based on current facts and circumstances.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

The following financial information of the VIEs in the PRC are included in the accompanying consolidated financial statements as of and for the six months ended April 30, 2022 and October 31, 2021.

	April 30,	October 31,
	2022	2021
Current assets
Cash and cash equivalents	579,640	433,430
Short-term investment	2,050,390	1,180,772
Accounts receivables	6,355	6,566
Accounts receivables – related parties	467,560	529,407
Due from related parties	348,452	372,759
Inventories	416,382	266,106
Advances to suppliers	3,980,162	1,594,278
Loans receivable from related parties, net - current portion,	8,301,983	9,673,893
Other receivables and other current assets	1,095,327	1,228,738
	17,246,251	15,285,949
Non-current assets
Property, plant and equipment, intangible assets	337,625	391,161
Operating lease right of use asset	741,035	846,200
Loans receivable from related parties, non-current portion	2,680,431	4,136,657
Other non-current assets	481,744	558,702
	4,240,835	5,932,720

Total assets of VIE	21,487,086	21,218,669

Current Liabilities
Accruals and other payables	585,796	595,364
Accounts payable – related party	40,070	44,366
Accounts payable	-	15,695
Taxes payable	3,102,917	2,923,130
Operating lease liabilities - current	161,628	163,148
Amounts due to parent and non-VIE subsidiaries of the Company	8,519,354	6,670,432
Contract liability	1,517,994	114,916
Contract liability – related party	63,710	164,804
	13,991,469	10,691,855
Non-current liabilities
Operating lease liabilities – non-current	532,423	537,432
Deferred income	1,094,570	1,263,840
	1,626,993	1,801,272

Total liabilities of VIE	15,618,462	12,493,127

	For the six months ended
	April 30,	April 30,
	2022	2021
Revenues	4,109,736	4,609,353
Net (loss) income	(3,776,300)	1,311,454
Net cash used in generated by operating activities	(3,768,491)	(132,848)
Net cash used in generated by investing activities	(4,033,248)	(1,742)
Net cash used in generated by financing activities	(100,165)	(23,749)

As of April 30, 2022 and October 31, 2021, the VIEs have not incurred any amount due from non-VIE subsidiaries of the Company.

As of April 30, 2022 and October 31, 2021, the VIEs have $8,519,354 and $6,670,432 due to non-VIE subsidiaries of the Company.

All material related party transactions are disclosed in Note 9, or elsewhere in these consolidated financial statements. For the six months ended April 30, 2022 and 2021, the VIES have not entered into any transaction with other subsidiaries that are not VIEs. If and when such transaction incurs, such transaction would be eliminated upon consolidation.

Under the contractual arrangements with the VIEs, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs under its control. Therefore, the Company considers that there is no asset in any of the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves. As all VIEs are incorporated as limited liability companies under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

The Company and its directly and indirectly wholly owned subsidiaries, Jiuzi (HK) and Jiuzi WFOE do not have any substantial assets or liabilities or result of operations. They were incorporated for the purpose of providing a tax efficient structure for the Zhejiang Jiuzi to raise additional capital for its development.

NOTE 4 – INVENTORY

Inventory, net comprised of the following:

	April 30, 2022	October 31, 2021
Finished goods	416,382	266,106
Total, net	416,382	266,106

Inventory write-down expense was $nil and $nil for the years ended October 31, 2021 and 2020, respectively.

NOTE 5 – ACCOUNTS RECEIVABLES

Accounts receivables, net is comprised of the following:

	April 30, 2022	October 31, 2021
Accounts receivables	6,355	6,566
Allowance for doubtful accounts	-	-
Total, net	6,355	6,566

	April 30, 2022	October 31, 2021
Accounts receivables-related parties	486,166	547,865
Allowance for doubtful accounts	(18,606)	(18,458)
Total, net	467,560	529,407

The following is a summary of the activity in the allowance for doubtful accounts:

	April 30, 2022	October 31, 2021
Balance at beginning of year	18,458	53,727
Provision	764	-
Charge-offs		-
Recoveries		(37,591)
Effect of translation adjustment	(616)	2,322
Balance at end of year	18,606	18,458

Bad debt expense/(recoveries) was ($764) and ($7,894) for the six months ended April 30, 2022 and 2021, respectively.

NOTE 6 – SHORT-TERM INVESTMENT

The following table summarizes the Company’s short-term investment:

	As of April 30, 2022
	Level 1	Level 2	Level 3	Total
Bank Wealth Management	-	2,050,390	-	2,050,390
Security	-	-	-	-
	-	2,050,390	-	2,050,390

	As of October 31, 2021
	Level 1	Level 2	Level 3	Total
Bank Wealth Management	-	1,024,443	-	1,024,443
Security	-	156,329	-	156,329
	-	1,180,772	-	1,180,772

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 7 – LOANS RECEIVABLES

Loans receivables include amounts due from related franchisees and are presented net of imputed interest and an allowance for estimated loan losses. The loans are provided in the form of credit line to related franchisee to support their operations. These loans are unsecured with a due date of 18 months upon initial drawing.

Management has determined that the 18-month borrowing rate most appropriately capture the financing cost for these loans. Given that the loans are in the forms of credit lines to the franchisees that may have varying balances over time, as a practical expedient, management has elected to the expense the interest as a cost of revenue at inception rather than amortize over time.

The amounts charged were $183,557 and $497,506 for the six months ended April 30, 2022 and 2021, respectively.

The allowance for loan losses represents an estimate of the amount of net losses inherent in our portfolio of managed receivables as of the applicable reporting date and expected to become evident during the following 12 months.

Each lending request is evaluated by considering the borrower’s financial condition. The Company uses a proprietary model to assign each franchisee a risk rating. This model uses historical franchisee performance data to identify key factors about a franchisee that are considered most significant in predicting a franchisee’s ability to meet its financial obligations. The Company also considers numerous other financial and qualitative factors of the franchisee’s operations, including capitalization and leverage, liquidity and cash flow, profitability, and credit history with the Company and other creditors.

The Company also consider recent trends in delinquencies and defaults, recovery rates and the economic environment in assessing the models used in estimating the allowance for loan losses, and may adjust the allowance for loan losses to reflect factors that may not be captured in the models. In addition, the Company periodically consider whether the use of additional metrics would result in improved model performance and revise the models when appropriate. The provision for loan losses is the periodic expense of maintaining an adequate allowance.

An account is considered delinquent when the related franchisee fails to make a substantial portion of a scheduled payment 3 months after the due date. For purposes of determining impairment, loans are evaluated collectively, as they represent a large group of smaller-balance homogeneous loans, and therefore, are not individually evaluated for impairment.

	April 30, 2022	October 31, 2021
Loan to related franchisees, gross	17,570,905	16,591,780
Discount based on imputed interest rate of 11.75%	(2,064，079)	(1,949,060)
Loan to related franchisees, net of discount	15,506,826	14,642,720

	April 30, 2022	October 31, 2021
Loan to related franchisees, net of discount	15,506,826	14,642,720
Provision for credit losses	(4,524,412)	(832,170)
Loan to related franchisees, net of discount and allowance	10,982,414	13,810,550

The following is a summary of the activity in the allowance for credit loss:

	April 30, 2022	October 31, 2021
Balance at beginning of year	832,170	498,762
Provision	3,846,416	409,762
Charge-offs		-
Recoveries		(100,739)
Effect of translation adjustment	(154,174)	24,385
Balance at end of year	4,524,412	832,170

Credit loss was $ 3,846,416 and $274,403 for the six months ended April 30, 2022 and 2021, respectively.

The following is a summary of current and non-current loan receivables, net of allowance for credit losses:

	April 30, 2022	October 31, 2021
Loan to related franchisees, net of discount and allowances, current	8,301,983	9,673,893
Loan to related franchisees, net of discount and allowances, non-current	2,680,431	4,136,657
	10,982,414	13,810,550

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Credit Quality

The Company extends credit to related franchisees primarily in the form of lines of credit to purchase vehicles and support their daily operations. Each of the franchisees are assigned to one of nine groups according to risk ratings with Group 1 demonstrating the strongest financial metrics, including performance and repayment ability and Group IX demonstrating the weakest financial metrics.

Generally, the company suspends credit lines and does not extend further funding to franchisee who are unable to repay the balance within 3 months after the 18-month deadline.

The Company regularly reviews the model to confirm the continued business significance and statistical predictability of the model and may make updates to improve the performance of the model. In addition, the Company regularly audits the related franchisee’s inventory and sales records to verify the franchisee’s performance. Based on the results of monitoring the franchisee’s performance, including daily payment verifications and monthly analysis of the franchisee’s financial statements, payoffs, aged inventory, over credit line and delinquency reports, the Company can adjust the franchisee’s risk rating, if necessary.

The credit quality of the loans receivables is evaluated based on our internal risk rating analysis. A franchisee has the same risk rating for its entire financing regardless of the type and timing of financing.

The credit quality analysis of franchisee loan receivables at April 30, 2022 and October 31, 2021 was as follows:

	April 30, 2022	October 31, 2021
Franchisee Financing:
Group I	-	-
Group II	92,911	90,538
Group III	-	-
Group IV	-	-
Group V	196,330	745,393
Group VI	467,247	9,211,326
Group VII	10,021,677	62,084
Group VIII	-	-
Group IX	60,095	365,070
Group X	324,064	255,593
Group XI	365,657	518,378
Group XII	521,206	96,926
Group XIII	127,207	740,337
Group XIV	225,637	2,557,075
Group XV	3,104,795	-
Group XVI	-	-
Balance at end of year	15,506,826	14,642,720

NOTE 8 – PROPERTY & EQUIPMENT

Property and equipment, net comprised of the following:

	April 30, 2022	October 31, 2021
At Cost:
Equipment	78,671	74,114
Motor vehicles	359,534	371,436
Leasehold Improvement		30,397
Furniture and fixtures	9,862	8,998
	448,067	484,945

Less: Accumulated depreciation	126,787	111,837
Total, net	321,280	373,108

Depreciation expenses was $42,471 and $31,755 for the six months ended April 30, 2022 and 2021, respectively.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 9 – INTANGIBLE ASSETS

Intangible assets, net comprised of the following:

	April 30, 2022	October 31, 2021
At Cost:
Financial software	19,565	17,196
Domain name		3,068
	19,565	20,264
Less: Accumulated Amortization	3,220	2,211
Total, net	16,345	18,053

Amortization expenses was $1,708 and $nil for the six months ended April 30, 2022 and 2021, respectively.

NOTE 10 – RELATED PARTY TRANSACTIONS

The franchisees are related parties of the Company due to the nominal, symbolic equity interest ownership in the franchisees. The franchisees were originally incorporated with the Company shown as a 51.0% owner and subsequently as a 1.25% owner. The intent of having such ownership percentage in the franchisees was to enable the franchisees to register their respective individual business name to include the words “Jiuzi” as required by the local business bureau. Subsequent to the successful registration by the franchisees and completion of the Company’s obligations under the franchise and license agreement, the Company will decrease its ownership interest in these franchisees to 0%. The Company’s percentage of shareholding is nominal, inconsequential, and symbolic. The Company’s equity interest of 51.0% and 1.25% in the franchisees were symbolic in nature.

The Company did not and does not control the franchisees, exert significant influence over the franchisees, have the power to direct the use of the franchisee’s assets and the fulfillment of their obligations, appoint or dismiss directors, authorized representatives, or executive officers of the franchisees. Management has also determined that the percentage shareholding in the franchisee is not compensatory to the Company in nature, and accordingly, would not be subject to consideration as income under revenue recognition criteria. The Company did not contribute any permanent equity capital in these franchisees and if these franchisees were to incur substantial losses and accumulate significant liabilities, the Company is not obligated to absorb such losses on behalf of the franchisees. Accordingly, the management has determined that the financial positions and results of operations of these franchisees should not be included as part of the Company’s consolidated financial statements.

In addition, the Company did not and will not receive any actual ownership interest in the franchisees, nor receive any benefits from being a 51% or 1.25% owner in the franchisees. Any after tax profits generated by the franchisees that are potentially distributable to the Company are governed by the royalty agreements between the Company and the franchisee not the shareholding percentage. Accordingly, the management has determined that the ownership interest is not part of the initial franchise fee.

Accounts receivable from related franchisees comprised of the following:

	April 30, 2022	October 31, 2021
Pingxiang Jiuzi New Energy Automobile Co., Ltd	4,062	2,490
Yichun Jiuzi New Energy Automobile Co., Ltd	158,030	149,010
Puyang Guozheng New Energy Vehicle Sales Co., Ltd	27,165	54,144
Wanzai Jiuzi New Energy Automobile Co., Ltd	68,068	78,384
Xinyu Jiuzi New Energy Automobile Co., Ltd	135,901	151,253
Liuyang Jiuzi New Energy Automobile Co., Ltd
Gao’an Jiuzi New Energy Automobile Co., Ltd	5,096	36,847
Quanzhou Jiuzi New Energy Automobile Co., Ltd	17,985	20,135
Dongming Jiuzi New Energy Automobile Co., Ltd	11,908	9,849
Yulin Jiuzi New Energy Automobile Co., Ltd	39,345	27,295
Total	467,560	529,407

Accounts receivables above derived from sales of vehicles supplied to the Company’s franchisees without any special payment terms. Sales revenues from related parties’ franchisees were $484,543 and $ nil for the six months ended April 30, 2022 and 2021, respectively

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Loan to related franchisees is comprised of the following (see note 7 for details):

	April 30, 2022			October 31, 2021
	Gross	Discount	Net	Gross	Discount	Net
Jiangsu Changshu	$256,989	$30,189	$226,800	$268,886	$31,587	$237,299
Shandong Dongming	729,945	85,748	644,197	596,145	70,030	526,115
Jiangxi Gao’an	517,703	60,815	456,888	495,861	58,250	437,611
Hunan Huaihua	306,391	35,992	270,399	294,331	34,575	259,756
Jiangxi Jiujiang	473,925	55,673	418,252	446,122	52,407	393,715
Hunan Liuyang	578,344	67,939	510,405	580,250	68,163	512,087
Hunan Loudi	573,624	67,384	506,240	583,945	68,597	515,348
Hunan Pingjiang	538,043	63,205	474,838	564,977	66,369	498,608
Jiangxi Pingxiang	643,288	75,568	567,720	694,826	81,622	613,204
Henan Puyang	985,038	115,714	869,324	982,189	115,379	866,810
Fujian Quanzhou	422,636	49,648	372,988	439,717	51,654	388,063
Jiangxi Wanzai	568,223	66,750	501,473	557,532	65,494	492,038
Jiangxi Xinyu	1,163,770	136,710	1,027,060	1,191,815	140,004	1,051,811
Jiangxi Yichun	105,278	12,367	92,911	102,590	12,051	90,539
Jiangxi Yudu	625,058	73,426	551,632	555,343	65,236	490,107
Guangdong Zengcheng	701,444	82,400	619,044	544,391	63,950	480,441
Jiangxi Shanggao	412,620	48,471	364,149	425,216	49,950	375,266
Shandong Heze	877,733	103,109	774,624	750,382	88,148	662,234
Jiangxi Ganzhou	118,898	13,967	104,931	122,834	14,429	108,405
Anhui Fuyang				31,266	3,672	27,594
Hunan Liling	73,026	8,578	64,448	75,443	8,862	66,581
Hunan Zhuzhou	144,139	16,932	127,207	109,828	12,902	96,926
Hunan Chenzhou	576,941	67,774	509,167	556,864	65,416	491,448
Jiangxi Ji’an	496,611	58,338	438,273	513,019	60,265	452,754
Guangxi Nanning	181,987	21,378	160,609	183,322	21,535	161,787
Hunan Leiyang	332,791	39,093	293,698	316,450	37,174	279,276
Guangdong Dongguan Changping	506,651	59,517	447,134	262,089	30,788	231,301
Hunan Changsha County	68,094	7,999	60,095	70,348	8,264	62,084
Guizhou Zunyi	222,108	26,091	196,017	174,745	20,528	154,217
Jiangsu Xuzhou	255,671	30,034	225,637	264,134	31,028	233,106
Hunan Yongxing	222,463	26,133	196,330	229,312	26,938	202,374
Hunan Hengyang	186,487	21,907	164,580	96,830	11,375	85,455
Hainan Sanya	141,394	16,610	124,784	83,542	9,814	73,728
Hunan Changsha Yuhua	272,452	32,005	240,447	281,393	33,056	248,337
Shandong Dingtao	348,112	40,893	307,219	312,659	36,728	275,931
Shandong Yuncheng	420,746	49,426	371,320	406,457	47,747	358,710
Shandong Heze Gaoxin	60,604	7,119	53,485	62,532	7,346	55,186
Shandong Zouping	54,475	6,399	48,076	56,279	6,611	49,668
Shandong Juye	455,126	53,464	401,662	470,114	55,225	414,889
Shandong Juncheng	438,904	51,559	387,345	434,596	51,053	383,543
Shandong Shanxian	319,316	37,511	281,805	329,855	38,749	291,106
Jiangxi Zhangshu	74,147	8,710	65,437	45,336	5,326	40,010
Guangdong Foshan	106,908	12,559	94,349	110,447	12,974	97,473
Jiangxi Jingdezhen	71,121	8,355	62,766	18,760	2,204	16,556
Guangxi Yulin	376,425	44,219	332,206	398,554	46,819	351,735
angxi Ji’an Yongfeng	20,428	2,400	18,028
Guangxi Nanning Jiangnan	45,396	5,333	40,063
Hunan Hengyang Shigu	15,132	1,778	13,354
Shandong Heze Cao County	484,301	56,891	427,410	500,254	58,766	441,488
Total	$17,570,905	$2,064,079	$15,506,826	$16,591,780	$1,949,060	$14,642,720

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

The advances paid above are derived from funds advanced to the Company’s franchisees as working capital to support its operations. Such advances are due within 18 months.

Accounts payable to related parties’ franchisees comprised of the following:

	April 30, 2022	October 31, 2021
Liuyang	13,452	13,898
Wanzai	8,475	8,754
Huaihua	18,143	18,744
XinYu		2,970
Total	40,070	44,366

Accounts payable above derived from vehicles purchased by the Company from the franchisees as inventory on a needed basis without any special payment terms.

Contract liability – related party comprised of the following:

	April 30, 2022	October 31, 2021
Deferred revenues-franchisees	27,111	81,474
Deferred revenues-deposit	36,598	83,330
Total, net	63,710	164,804

Deferred revenues from related franchisees comprised of the following:

	April 30, 2022	October 31, 2021
Hainan Sanya	-	48,462
Hunan Changsha	3,707	4,299
Hunan Yueyang	3,707	4,299
Hunan Jishou	-	1,563
Zhejiang Hangzhou Xiaoshan	3,632	4,220
Hunan Yueyang Xiangyin	3,707	4,299
Guangdong Zhongshan	12,358	14,332
Total	27,111	81,474

The deferred revenues above derived from initial franchise fees payments received in advance for services which have not yet been performed. The initial franchise fees include a series of performance obligations and an indefinite license to use the Company’s trademark. Amounts are recognized as advances when received, and are recognized as deferred revenues when the minimum amount required under the franchise or license agreement is attained. The payments are received in advance progressively and are not refundable once the required amount is attained. Such amounts are recognized as revenues when the Company performed the initial services required under the franchise or license agreement, which is generally when a specific performance obligation is completed or when and if the franchise or license agreement is terminated.

Advance received from related franchisees for purchase car deposits comprised of the following:

	April 30, 2022	October 31, 2021
Guangxi Yulin		46,898
Hunan Huaihua	12,166	36,432
Xinjiang	24,432
Total, net	36,598	83,330

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

The amount derived from initial franchise deposit received in advance for purchase car. Amounts are recognized as advances when received, and are recognized as revenues when the performance of obligation has completed.

Related parties receivables comprised of the following:

	April 30, 2022	October 31, 2021
Mr. Shuibo Zhang	286,592	296,252
Mr. Qi Zhang	25,261	38,806
Mr. Ruchun Huang	31,389	32,491
Total	343,242	367,549

As of April 30, 2022 and October 31, 2021, the Company has an outstanding receivable of $286,592 and $296,252, respectively, from Mr. Shuibo Zhang, the Company’s shareholder, director, and office. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

As of April 30, 2022 and October 31, 2021, the Company has an outstanding receivable of $25,261 and $38,806, respectively, from Mr. Qi Zhang, the vice president of marketing department. The amount was advanced to Mr. Zhang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing and due on demand without a specified maturity date.

As of April 30, 2022 and October 31, 2021, the Company has an outstanding receivable of $31,389 and $32,491, respectively, from Mr. Ruchun Huang, the Shangli Jiuzi New Energy Vehicle Co., Ltd.’s legal representative. The amount was advanced to Mr. Huang for business purposes. The advances were considered due on demand in nature and have not been formalized by a promissory note and are non-interest bearing.

NOTE 11 – DEFERRED INCOME

Deferred income comprised of the following government grants which have not yet been earned:

	April 30, 2022	October 31, 2021
Subsidy for the maintenance and repair of the office	295,831	341,580
Rent subsidy for office	798,739	922,260
Total	1,094,570	1,263,840

NOTE 12 – LEASES

The Company has one operating leases for its corporate office and retail store. The current lease agreement was signed to cover the lease for the period from August 1, 2021 to July 31, 2026. The company will receive the subsidy from PRC government.

Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rate for each lease based primarily on its lease term in PRC which is approximately 4.75%.

Operating lease expenses were $97,191 and $44,476 for the six months ended April 30, 2022 and 2021, respectively.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

Six Months Ended
Lease Cost	April 30, 2022
Operating lease cost (included in general and administrative expenses in the Company’s statement of operations)	$97,191

Other Information
Cash paid for amounts included in the measurement of lease liabilities for the year ended December 31, 2021	$-
Weighted average remaining lease term – operating leases (in years)	4.33
Average discount rate – operating lease	4.75%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

The supplemental balance sheet information related to leases for the period is as follows:

	As of	As of
	April 30,	October 31,
	2022	2021
Operating leases
Right-of-use assets	$741,035	$846,200

Operating lease liabilities	$694,051	$700,580

The undiscounted future minimum lease payment schedule as follows:

For the six months ending April 30,
2022 (six months from May 1, 2022 to October 31, 2022)	187,938
2023	187,938
2024	187,938
2025	187,938
Total	751,752

NOTE 13 – CONVERTIBLE DEBENTURES

The Company issued convertible debenture of $6,000,000 with annual interest rate of 5%, which is valid for 12 months from the date of funds receipt. The debentures are carried out in three stages. In the first stage, the company would issue a convertible debenture of $2,500,000 on December 3, 2021, which is the date of signing this Agreement. Second stage, convertible debenture of $2,500,000 was issued by the company on January 4, 2022, which is the date of filing Registration Statement with SEC. In the third stage, convertible debenture of $1,000,000 will be issued on or about the date the Registration Statement has first been declared effective by the SEC. However, the transaction is not yet completed.

As of April 30, 202, the Company has outstanding convertible debenture of $4,191,336.

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

NOTE 14 – SHAREHOLDERS’ EQUITY

As of April 30, 2022 and October 31, 2021, the Company had 1,000,000 shares issued and outstanding.

On October 31, 2020, pursuant to a special resolution adopted by its shareholders to amend and restate the memorandum and articles of associations, the Company conducted a subdivision of its par value with each share of a par value of $0.005 of the authorized share capital of the Company (including issued and unissued share capital) be subdivided into 5 shares of a par value of $0.001 each (the “Share Subdivision”). Immediately following the Share Subdivision, the authorized share capital of the Company was $50,000 divided into 50,000,000 shares of a par value of $0.001 each, and the total issued and outstanding shares were 5,000,000.

Subsequent to the Share Subdivision, the Company increased its authorized share capital from 50,000,000 shares to 150,000,000 shares with a par value of $0.001 per share, and issued a stock dividend on 2 for 1 on post-Share Subdivision basis, whereby each shareholder holding 1 share of the 5,000,000 shares outstanding immediately preceding this stock dividend was issued an additional 2 shares; therefore, a total of 10,000,000 shares were issued; immediately following this transaction, there were a total of 15,000,000 shares issued and outstanding. All shares and per share amounts for all periods presented herein have been adjusted to reflect the Share Subdivision and stock dividend as if it had occurred at the beginning of the first period presented.

On May 20, 2021, we issued 5,200,000 ordinary shares to the investors in connection with the closing of the initial public offering at the offering price of $5.00 per share.

NOTE 15 – SEGMENTS AND GEOGRAPHIC INFORMATION

The Company believes that it operates in two business segments which comprised of sales of NEVs and franchise services; and it operates in one geographical location China. The Company disaggregates its revenue into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors.

Sales of goods revenues comprised of sales of vehicles to third party customers and to the franchisees. Franchise services revenues comprised of initial fees and ongoing royalties from the franchisees. Under the franchise arrangement, franchisees are granted the right to operate retail store using the Company’s Jiuzi brand and system.

Sales revenues comprised of the following:

	Six Months Ended
	April 30, 2022		April 30, 2021
NEVs sales	3,208,591	78%	22,230	5%
Franchisees service revenues	901,145	22%	4,587,123	95%
Total	4,109,736	100%	4,609,353	100%

Direct costs comprised of the following:

	Six Months Ended
	April 30, 2022		April 30, 2021
NEVs sales	3,186,391	88%	5,613	0.4%
Franchisees service revenues	454,918	12%	1,481,000	99.6%
Total	3,641,309	100%	1,486,613	100%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

Gross profit (loss) comprised of the following:

	Six Months Ended
	April 30, 2022		April 30, 2021
NEVs sales	22,200	5%	16,617	0.5%
Franchisees service revenues	446,227	95%	3,106,123	99.5%
Total	468,427	100%	3,122,740	100%

NOTE 16 – INCOME TAX

The Company is subject to profits tax rate at 25% for income generated for its operation in China and net operating losses can be carried forward for no longer than five years starting from the year subsequent to the year in which the loss was incurred.

The net taxable income (losses) before income taxes and its provision for income taxes comprised of the following:

	Six Months Ended
	April 30, 2022	April 30, 2021
Income attributed to China	(5,123,078)	1,757,180
PRC statutory tax rate	25%	25%
Income tax expense at statutory rate	-	439,295
Reconciliation	127,661	6,431
Income tax expense / (benefit)	127,661	445,726

NOTE 17 – CONCENTRATIONS, RISKS AND UNCERTAINTIES

Credit risk

Cash deposits with banks are held in financial institutions in China, which deposits are not federally insured. Accordingly, the Company has a concentration of credit risk related to the uninsured part of bank deposits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk.

Concentration

The Company has a concentration risk related to suppliers and customers. Failure to maintain existing relationships with the suppliers or customers to establish new relationships in the future could negatively affect the Company’s ability to obtain goods sold to customers in a price advantage and timely manner. If the Company is unable to obtain ample supply of goods from existing suppliers or alternative sources of supply, the Company may be unable to satisfy the orders from its customers, which could materially and adversely affect revenues.

The concentration on sales revenues generated by customers type comprised of the following:

	Six Months Ended
	April 30, 2022		April 30, 2021
Third party sales revenues	2,724,048	66%	22,230	0%
Related party sales revenues	484,543	12%	-	-%
Third party franchise revenues	850,649	21
Related party franchise revenues	50,496	1	4,587,123	100%
Total	4,109,736	100%	4,609,353	100%

Jiuzi Holdings, Inc.

Notes to the Financial Statements

(Unaudited)

The concentration of sales revenues generated by third-party customers comprised of the following:

	Six Months Ended
	April 30,		April 30,
	2022		2021
Customer A		%	-	-%
Customer B		%	-	-%
Customer C		%	-	-%
Customer D		%	3,366	15%
Customer E		%	3,162	14%
Customer F		%	1,216	6%
Customer G		%
Customer H	742,374	27%
Customer I	508,306	19%
Customer J	310,690	11%
Customer K	309,707	11%		-%
Total	1,871,077	69%	7,744	35%

NOTE 18 – SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. Subsequent to the date the financial statements were available to be issued. There was no subsequent event that would require disclosure to or adjustment to the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2022	JIUZI HOLDINGS, INC.

	By:	/s/ Shuibo Zhang
	Name:	Shuibo Zhang
	Title:	Chief Executive Officer